REDCORP

NEWS RELEASE

May 17, 2005 News Release 05-04

Tulsequah Project Feasibility Update Curtailed

REDCORP VENTURES LTD. (RDV-TSX) (the "Company")

Preliminary results from the Company's ongoing feasibility update study indicate that, due to the combination of increased capital and operating expenditure estimates and a reduced resource estimate, additional work will be required in order to develop a financeable project. Accordingly, the Company will now consider the options to expand the resource base or reduce capital and operating costs in order to improve the economic performance of the project. The Company has requested Hatch Ltd. and AMEC Americas Limited engineering consulting firms to curtail further work on the update study, pending a decision on the way forward.

In the short term the Company is planning an exploration drilling campaign on its Lagoa Salgada zinc-lead-copper-silver-gold massive sulphide property in Portugal and evaluating epithermal gold potential in another area of Portugal.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.


05008423

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775